SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                             ( AMENDMENT NO. ____ )


                          The Leslie Fay Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    527016109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Michael J. Shef, Esq.
                       Parker Chapin Flattau & Klimpl, LLP
                           1211 Avenue of the Americas
                               New York, NY 10036
                                 (212) 704-6000
--------------------------------------------------------------------------------
            (Person Authorized to Receive Notices and Communications)

                                  July 26, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP NO.    527016109            13D             PAGE     2    OF    8    PAGES
           -----------                                  --------    -------



    1       NAME OF REPORTING PERSON
            SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            John J. Pomerantz

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [ ]
                                                                   (b) [ ]
    3       SEC USE ONLY


    4       SOURCE OF FUNDS
            N/A

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                      [ ]

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America


      NUMBER OF           7      SOLE VOTING POWER
       SHARES                    242,598
    BENEFICIALLY          8      SHARED VOTING POWER
      OWNED BY                   2,158,000
        EACH              9      SOLE DISPOSITIVE POWER
      REPORTING                  242,598
       PERSON             10     SHARED DISPOSITIVE POWER
        WITH                     0


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,400,598

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                    [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             38.3%

    14       TYPE OF REPORTING PERSON
             IN

ITEM 1.           SECURITY AND THE ISSUER.

         This statement relates to shares of common stock, par value $.01 per share ("Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 1412 Broadway, New York, New York 10018.


ITEM 2.           IDENTITY AND BACKGROUND.

         (a) This statement is being filed by John J. Pomerantz (the "Reporting Person").

         (b) The business address of the Reporting Person is c/o The Leslie Fay Company, Inc., 1412 Broadway, New York, New York 10018.

         (c) The Reporting Person is the Company's Chairman and Chief Executive Officer.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         No payments are required to be made by the Reporting Person pursuant to the voting arrangement described in Item 4.


ITEM 4.           PURPOSE OF THE TRANSACTION.

         Under the employment agreement between the Reporting Person and the Company, the Reporting Person has the right to serve as Chairman of the Company's Board of Directors (the "Board") and to designate one or more additional directors so that, at all times during the term of such agreement, directors designated by the Reporting Person comprise at least 28% of the membership of the Board. A copy of the employment agreement between the Company and the Reporting Person is attached hereto as Exhibit 1 and incorporated by reference herein.

         Under a registration rights agreement among the Company, Three Cities Fund II, L.P. ("Fund II"), and Three Cities Offshore II C.V. ("Offshore II" and, together with Fund II, the "Three Cities Funds"), the Company has agreed that, at annual meetings of stockholders of the Company following the Company's 1999 annual meeting of stockholders, the Three Cities Funds will have the right to designate a number of nominees to serve as directors constituting at least a percentage of the Board equal to the percentage of outstanding shares of Common Stock then owned in the aggregate by the Three Cities Funds.

         The Three Cities Funds and the Reporting Person have entered into a letter agreement dated July 26, 1999 (the "Letter Agreement") pursuant to which they have agreed to vote in favor of each of the nominees for director listed in management's proxy for the Company's 1999 annual meeting of stockholders and not to take any actions to change the size or composition of the Board before the next annual meeting of stockholders of the Company following the annual meeting scheduled for August 24, 1999, if at all. The Three Cities Funds and the Reporting Person have also agreed that, for so long as the Reporting Person has the contractual right to designate at least one nominee to the Board, (1) the Three Cities Funds and the Reporting Person will agree on the identity of all nominees for director (other than any nominee of someone else who has a contractual right to designate such nominee) and (2) the Three Cities Funds and the Reporting Person will vote for their agreed-upon nominees and against any nominees competing against the agreed-upon nominees. If the Three Cities Funds and the Reporting Person do not agree upon the identity of all of the nominees for director, then (x) the Reporting Person has the right to designate at least 28% of the nominees to the Board and the Three Cities Funds have the right to designate at least a percentage of the Board equal to the percentage of outstanding shares of Common Stock then owned in the aggregate by the Three Cities Funds, who must be reasonably satisfactory to the Reporting Person, and
(y) the Three Cities Funds and the Reporting Person will vote in favor of the other's nominees. A copy of the Letter Agreement is attached hereto as Exhibit 2 and incorporated by reference herein.

         Except as set forth herein and in the Company's proxy statement dated July 30, 1999, the Reporting Person does not have any present plans or proposals that relate to or would result in (1) the acquisition of additional securities of the Company; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company; (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (4) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (5) any material change in the present capitalization or dividend policy of the Company; (6) any other material change in the Company's business or corporate structure; (7) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (8) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (9) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (10) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the Common Stock (based on 6,041,138 shares that the Company reported as outstanding as of July 23, 1999 in its proxy statement dated July 30, 1999).
The 2,400,598 shares of Common Stock include:

         o 242,598 shares (3.9% of the Common Stock), of which 232,598 are subject to presently exercisable stock options, that are directly owned by the Reporting Person;

         o 1,356,120 shares (22.5% of the outstanding shares of Common Stock) that are directly owned by Offshore II; and

         o 801,880 shares (13.3% of the outstanding shares of Common Stock) that are directly owned by Fund II.

         (b) The Reporting Person has shared power to vote and sole power to dispose of 242,598 shares of Common Stock directly owned by him, of which 232,598 are subject to presently exercisable stock options.

         To the knowledge of the Reporting Person, and based solely on information contained in a Schedule 13D filed by the Three Cities Funds, TCR Associates, L.P., a Delaware limited partnership, Three Cities Research, Inc., TCR Offshore Associates, L.P., Three Cities Associates, N.V. and J. William Uhrig, on May 24, 1999 and amended on August 5, 1999 (as so amended, the "Three Cities 13D"), the Reporting Person also shares the power to vote 2,158,000 shares of Common Stock as follows:

        o Fund II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the 6,041,138 shares of Common Stock that are outstanding. The 2,400,598 shares of Common Stock include 801,880 shares directly owned by Fund II, 1,356,120 shares directly owned by Offshore II and 242,598 shares directly owned by the Reporting Person, with respect to which the Three Cities Funds share voting power with respect to voting shares for board nominees, as described in Item 4. Fund II may be deemed to share the power to vote or direct the vote of 1,044,478 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 801,880 shares of Common Stock.

         o Offshore II may, pursuant to Rules 13d-3 and 13d-5 under the Exchange Act, be deemed to be the beneficial owner of 2,400,598 shares of Common Stock, which constitute approximately 38.3% of the 6,041,138 shares of Common Stock that are outstanding. The 2,400,598 shares of Common Stock include 1,356,120 shares (22.4% of the outstanding shares of Common Stock) directly owned by Offshore II, 801,880 shares (13.3% of the outstanding shares of Common Stock) directly owned by Fund II and 242,598 shares (3.9% of the outstanding shares of Common Stock) directly owned by the Reporting Person, with respect to which the Three Cities Funds share voting power with respect to voting shares for board nominees, as described in Item 4. Offshore II may be deemed to share the power to vote or direct the vote of 1,598,718 shares of Common Stock, and may be deemed to share the power to dispose of or direct the disposition of 1,356,120 shares of Common Stock.

         The Reporting Person does not have shared power to dispose of any shares of Common Stock.

         To the knowledge of the Reporting Person and based solely on the Three Cities 13D, the information required by Item 2 with respect to each person with whom the Reporting Person shares the power to vote is as follows:

         o Fund II is a Delaware limited partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Fund II, which also serves as its principal office, is c/o Three Cities Research, Inc., 650 Madison Avenue, New York, New York 10022.

         o Offshore II is a Netherlands Antilles partnership, formed to invest in securities to be selected by its investment committee. The principal business address of Offshore II, which also serves as its principal office, is Caracasbaaiweg 201, P.O.
                  Box 6085, Curacao, Netherlands Antilles.

         o None of the entities identified in this Item 5 with whom the Reporting Person shares the power to vote has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         o None of the entities identified in this Item 5 with whom the Reporting Person shares the power to vote has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (c) Other than with respect to the Letter Agreement set forth in Item 4, the Reporting Person has not engaged in any transaction during the past 60 days in any shares of Common Stock.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held directly by the Reporting Person.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is made to Item 4 above and the exhibits incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 and between such persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit     Description of Exhibit
     -------     ----------------------

       1. Employment Agreement dated January 4, 1998 between the Company and the Reporting Person.

       2. Letter Agreement dated July 26, 1999 between the Three Cities Funds and the Company.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:   August 24, 1999


                                                       /s/  John J. Pomerantz
                                                       -------------------------
                                                       John J. Pomerantz

                                 EXHIBIT INDEX


     Exhibit     Description of Exhibit
     -------     ----------------------

       1. Employment Agreement dated January 4, 1998 between the Company and the Reporting Person.

       2. Letter Agreement dated July 26, 1999 between the Three Cities Funds and the Company.